FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated May 23, 2019

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Genetic Technologies Limited (No. 333-210965) filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2016, amended May 17, 2016 and effective May 23, 2016, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 22, 2019, Genetic Technologies Limited (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain accredited institutional investors providing for the issuance of an aggregate of 1,476,143 American Depositary Shares (the “ADSs”) and warrants (the “Warrants”) to purchase an aggregate of 1,107,107 ADSs (the “Warrant ADSs”) in a registered direct offering for aggregate gross proceeds of approximately $1,200,000. The ADSs were sold at $0.80 per ADS.  The Warrants will be exercisable immediately following the date of issuance and have a five-year term and an exercise price of $0.80 per share.  The Warrants may be exercised on a cashless basis if there is no effective registration statement registering the ordinary shares underlying the Warrant ADSs. The offering closed on May 23, 2019. The ADSs and Warrants issued in the registered direct offering were issued pursuant to a prospectus supplement dated as of May 22, 2019 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-210965) (the “Registration Statement”), which became effective on May 23, 2016.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents for a period of 45 days following the closing of the offering. In addition, the Purchase Agreement provides that so long as any purchaser holds any Warrants, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

In addition, under the Purchase Agreement, the Company agreed to use best efforts to file, as soon as practicable (and in any case within 90 days), a registration statement with the Securities and Exchange Commission (the “SEC”), to provide for the resale of the securities sold in the offering (the “Securities”) and to use best efforts to cause such registration statement to be declared effective within 120 days following the closing date and to keep such registration statement effective at all times until no purchaser owns any Securities.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the aggregate purchase price for the ADSs sold in the offering, a non-accountable expense equal to 1% of the aggregate purchase price of the ADSs sold in the offering and reimbursement for expenses up to a maximum of $75,000.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Placement Agent Agreement, Purchase Agreement and Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1, 10.2 and 10.3 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of HWL EBSWORTH relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs and Warrant ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on May 22, 2019.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of HWL EBSWORTH

10.1	Letter of Engagement between Genetic Technologies Limited and Aegis Capital Corp. dated May 20, 2019

10.2	Form of Securities Purchase Agreement between Genetic Technologies Limited and the purchasers signatory thereto dated May 22, 2019

10.3	Form of Warrant

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2019

GENETIC TECHNOLOGIES LIMITED

	By:	/s/ Paul Viney
	Name:	Paul Viney
	Title:	Company Secretary